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                             November 9, 2023

       Dennis Bertolotti
       Chief Executive Officer
       Mistras Group, Inc.
       195 Clarksville Road
       Princeton Junction, New Jersey 08550

                                                        Re: Mistras Group, Inc.
                                                            Definitive Proxy
Statement on Schedule 14A
                                                            Filed April 12,
2023
                                                            File No. 001-34481

       Dear Dennis Bertolotti:

               We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments. Please respond to these comments by confirming that you will revise your future proxy disclosures in accordance with the topics discussed below.

       Definitive Proxy Statement on Schedule 14A filed April 12, 2023

       Pay versus Performance, page 40

   1. Please identify each named executive officer included in the calculation of average non-
                                                        PEO compensation, and
the fiscal years in which such persons are included. You may provide this
information in a footnote to the pay versus performance table. See Regulation
                                                        S-K Item 402(v)(3).
   2.                                                   Although the graph at
the bottom of page 42 is titled "PEO and Average NEO
                                                        Compensation Actually
Paid Versus Mistras Group, Inc. Adjusted EBITDA," your
                                                        Company-Selected
Measure, as disclosed in the pay versus performance table, is
                                                        "Adjusted EBITDAS." In
addition, some of the dollar amounts plotted on the graph
                                                        correspond to Adjusted
EBITDAS as disclosed in the pay versus performance table, but other dollar amounts do
not. Please ensure that you include relationship disclosure
                                                        between your
Company-Selected Measure and compensation actually paid. See
                                                        Regulation S-K Item
402(v)(5)(iii).
             Please contact Marion Graham at 202-551-6521 or Jennifer Zepralka at 202-551-
       2243 with any questions.
 Dennis Bertolotti
Mistras Group, Inc.
November 9, 2023
Page 2

FirstName LastNameDennis Bertolotti   Sincerely,
Comapany NameMistras Group, Inc.
                                      Division of Corporation Finance
November 9, 2023 Page 2               Disclosure Review Program
FirstName LastName